

June 6, 2011

Donald J. Calabria,
Chief Executive Officer
Massive Dynamics, Inc.
320 Otero
Newport Beach, CA 92660

    Re: **Massive Dynamics, Inc.**
            Registration Statement on Form 10- 12(g)
            Amended May 27, 2011
            File No. 000-54387

Dear Mr. Calabria:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    Michael Clampitt
                                    Senior Counsel

cc:
      Frank J. Hariton
      1065 Dobbs Ferry Road
      White Plains, New York 10607